Filed under Rule 433

File No. 333-216355-01

Final Term Sheet

May 1, 2018

Issuer:	Consumers Energy Company
Security:	4.05% First Mortgage Bonds due 2048
Aggregate Principal Amount Offered:	$550,000,000
Maturity Date:	May 15, 2048
Coupon:	4.05%
Yield to Maturity:	4.110%
Spread to Benchmark Treasury:	+97 basis points
Benchmark Treasury Security:	2.750% due November 15, 2047
Benchmark Treasury Price and Yield:	92-17; 3.140%
Interest Payment Dates:	May 15 and November 15
First Interest Payment Date:	November 15, 2018
Public Offering Price:	98.971%
Optional Redemption:	Make-whole call at any time prior to November 15, 2047 at the Treasury rate plus 15 basis points and, thereafter, at par
Trade Date:	May 1, 2018
Settlement Date:	May 14, 2018 (T+9)
Expected Ratings:	Aa3 / A / A+ (Moody’s / S&P / Fitch)
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time
Joint Book-Running Managers:	Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
KeyBanc Capital Markets Inc.
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
PNC Capital Markets LLC
Scotia Capital (USA) Inc.
Co-Managers:	Drexel Hamilton, LLC
Loop Capital Markets LLC
CUSIP/ISIN:	210518 DB9 / US210518DB95

Consumers Energy Company has filed a registration statement (including a prospectus, as supplemented) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents Consumers Energy Company has filed with the SEC for more complete information about Consumers Energy Company and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Consumers Energy Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC toll-free at (866) 471-2526, Mizuho Securities USA LLC toll-free at (866) 271-7403, MUFG Securities Americas Inc. toll-free at (877) 649-6848 and J.P. Morgan Securities LLC collect at (212) 834-4533.

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